

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Jean-Pierre Sbraire
Chief Financial Officer
TotalEnergies SE
2, place Jean Millier
La Defense 6
92400 Courbevoie
France

       Re: TotalEnergies SE
           Form 20-F for Fiscal Year Ended December 31, 2022
           File No. 001-10888

Dear Jean-Pierre Sbraire:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation